Litton LOAN SERVICING LP
An affiliate of C-BASS
4828 Loop Central Drive	Telephone (713) 960-9676
Houston Texas 77081	Fax (713) 960-0539

February 20, 2004

Structured Finance
Citibank, N.A.
111 Wall Street, 14th Floor - Zone 3
NY,NY 10005

RE : CMLTI 2003-HE2, Citigroup Mortgage Loan Trust Inc., Asset Backed
     Pass-Through Certificates

To Whom It May Concern:

The undersigned officer of Litton Loan Servicing LP provides the Annual Statement as to Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that (i) a review of the activities of the Servicer during such preceding fiscal year (or such shorter period in the case of the first such report) and of performance under this Agreement has been made under my supervision, and (ii) to the best of your knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement for 2003.


Sincerely,

/s/ Janice McClure
Senior Vice President

/s/ Ann Kelley
Secretary